Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement Nos. 333-155449 and 333-89154 on Form S-8 of our reports dated March 2, 2010, relating to the consolidated financial statements and financial statement schedules of Advance Auto Parts, Inc. and subsidiaries  (which expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company’s adoption of new accounting standards and a change in accounting principle for costs included in inventory) and the effectiveness of Advance Auto Part Inc. and subsidiaries’ internal control over financial reporting, appearing  in the Annual Report on Form 10-K of Advance Auto Parts, Inc. and its subsidiaries for the year ended January 2, 2010.

/s/ Deloitte & Touche LLP

Richmond, Virginia
March 2, 2010